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DIRECT DIAL NUMBER	E-MAIL ADDRESS
+1-212-455-2812	RFenyes@stblaw.com

March 6, 2020

VIA EDGAR

Re:                       Bentley Systems, Inc.

Draft Registration Statement on Form S-1

Submitted January 10, 2020

CIK No. 0001031308

Jan Woo

Mitchell Austin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Bentley Systems, Incorporated (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 13, 2020 (the “Comment Letter”) relating to the above-referenced draft Registration Statement on Form S-1 confidentially submitted on January 10, 2020 (the “Draft Registration Statement”). The Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for non-public review. Amendment No. 1 also generally updates certain other information in the Draft Registration Statement, including the presentation of consolidated financial statements as of and for the year ended December 31, 2019 and related disclosure throughout the Draft Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

Prospectus Summary, page 1

1.                                      Please revise to describe how you define “accounts” and confirm that you will include comparable accounts data for each reported period when you update to include fiscal 2019 financial statements.

The Registrant has revised the disclosure on page 3 to describe how it defines “accounts” and the disclosure on pages 3 and 112 to include comparable accounts data for 2018 and 2019.

Risk Factors, page 17

2.                                      We note that the interest rate elections for your credit facility are tied, in part, to LIBOR. In light of the expected discontinuation of LIBOR and the inability of the company to make an Euro-currency election at such time under the terms of your credit facility, consider including a risk factor if the discontinuation of LIBOR could affect your liquidity and results operations.

The Registrant has revised the disclosure on page 39 to include a new risk factor regarding the potential impact of the discontinuation of LIBOR on its liquidity and results of operations.

The results of the United Kingdom’s referendum on withdrawal from the European Union…, page 23

3.                                      We note your disclosure that the decision by the United Kingdom to exit from the European Union could have adverse practical or operational implications on your business. Expand this discussion to disclose what steps, if any, management is preparing to take to mitigate and manage the risks posed to your business by Brexit (e.g., no agreements on data migration between the U.K. and the European Union).

The Registrant has revised the disclosure on page 37 to disclose steps it is taking to mitigate and manage the risks posed by Brexit.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware…, page 50

4.                                      Your disclosure indicates that your certificate of incorporation has an exclusive forum provision but that no provision in your bylaws or certificate of incorporation precludes stockholders from bringing claims under the Securities Act or the Exchange Act in state or federal court. Please clarify to state, if true, that the provision does not apply to claims brought under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your certificate of incorporation states this clearly.

The Registrant has revised the disclosure on pages 52 and 163 to clarify that the exclusive forum provision in its amended and restated certificate of incorporation will not apply to claims brought under the Securities Act or the Exchange Act. In addition, the Registrant advises the Staff that the exclusive forum provision in its amended and restated certificate of incorporation will state that it does not apply to claims brought under the Securities Act or the Exchange Act.

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 61

5.                                      Your discussion and analysis of your non-GAAP measures “adjusted EBITDA” and “adjusted net income” should not be given greater prominence than your GAAP results of operations discussion. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Compliance and Disclosure Interpretations of Non-GAAP Measures.

The Registrant has revised the disclosure on page 69 to move the discussion and analysis of “Adjusted EBITDA” and “Adjusted Net Income” to pages 93 and 94, after the discussion and analysis of its GAAP results for the applicable periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 73

6.                                      You state that in order to enhance comparability during your transition to ASC 606, your key business metrics are calculated assuming revenue was recognized pursuant to ASC 605 for all periods. Considering you also present revenue as if ASC 606 was adopted using the full retrospective method, it appears that you have the information necessary to calculate your metrics assuming revenue was recognized pursuant to ASC 606 for all periods. Therefore, tell us whether you considered also presenting your metrics on an ASC 606 basis to allow for future comparability. At a minimum, to the extent that the adoption of ASC 606 resulted in differing trends in these measures, please revise to include a discussion of such measures under current GAAP.

The Registrant respectfully advises the Staff that although it presents total revenues as well as revenues disaggregated by subscriptions, perpetual licenses and services for the years ended December 31, 2017 and 2018 on an ASC 606 basis, it does so only on a supplemental unaudited basis. The Registrant does not have all information necessary to adopt ASC 606 using the full retrospective method for its audited consolidated financial statements for the years ended December 31, 2017 and 2018. In particular, the Registrant was not required to and therefore did not implement systems enabling it to collect account-level information on an ASC 606 basis until January 1, 2019 and therefore cannot present account retention rate and recurring revenues dollar-based net retention rate assuming revenue was recognized pursuant to ASC 606 for any prior periods. The Registrant has, however, revised the disclosure on pages 18, 19, 66, 67, 79 and 80 to provide last twelve-months recurring revenues under Topic 606 for all periods using available information.

The Registrant respectfully advises the Staff that it expects to continue to present account retention rate and recurring revenues dollar-based net retention rate on an ASC 605 basis for so long as comparative information is only available on an ASC 605 basis. Once comparative information for the relevant key business metrics is available on an ASC 606 basis, the Registrant expects to present such metrics on an ASC 606 basis and will no longer present such information on an ASC 605 basis. Therefore, the Registrant expects to start presenting account retention rate and recurring revenues dollar-based net retention rate on an ASC 606 basis beginning with its annual report for the year ending December 31, 2020.

In response to the last part of the Staff’s comment, the Registrant has revised the disclosure on pages 18 through 20, 66 through 69, and 79 through 81 to include narrative discussions of the differing trends with respect to last twelve-months recurring revenues, account retention rate and recurring revenues dollar-based net retention rate under ASC 606.

7.                                      We note that ARR includes the annualized value of revenue recognized during the last three months for your consumption-based software. Please revise to explain how usage in a given period is indicative of recurring revenue on an annualized basis. Tell us what percentage of your revenues are derived from consumption-based arrangements for each period presented. Also, please quantify the impact of acquisitions on your ARR growth rate for each period presented.

In response to the first part of the Staff’s comment, the Registrant has revised the disclosure on pages 19, 67, 68, 80 and 81 to explain how recognized revenues in the last three months for the Registrant’s consumption-based arrangements with consumption measurement durations of less than one year is indicative of recurring revenue on an annualized basis.

In response to the second part of the Staff’s comment, the Registrant respectfully advises the Staff that the percentages of its total revenues derived from recurring contracts with consumption measurement durations of less than one year for the years ended December 31, 2018 and 2019 were 10% and 17%, respectively, and the percentages of its ARR resulting from the annualization of recurring contracts with consumption measurement durations of less than one year for the years ended December 31, 2018 and 2019 were 15% and 25%, respectively. The Registrant has revised the disclosure on pages 19, 68 and 80 to disclose the percentages of its ARR resulting from the annualization of recurring contracts with consumption measurement durations of less than one year. The Registrant respectfully advises the Staff that for each period presented, the percentage of ARR growth resulting from the annualization of recurring contracts with consumption measurement durations of less than one year is higher than the percentage of total revenues derived from recurring contracts with consumption measurement durations of less than one year for two primary reasons: (i) ARR is based on contract value at period end, which is more closely correlated with the increased revenues in the respective subsequent period, and (ii) the denominator in the ARR growth rate percentage includes only recurring revenues, while the denominator in the total revenue percentage consists of total revenues, including revenue from perpetual licenses and non-recurring services.

In response to the third part of the Staff’s comment, the Registrant has revised the disclosure on pages 19, 68 and 81 to quantify the impact of acquisitions on ARR growth rate for each period presented.

8.                                      Please revise your definition of recurring revenues dollar-based net retention rate to clarify what you mean by “existing accounts.”

The Registrant has revised the disclosure on page 19 to clarify what is considered an “existing account.”

Comparison of the Nine Months Ended September 30, 2018 and 2019, page 81

9.                                      Your results of operations discussion includes a comparison of revenue as if ASC 606 was not adopted during fiscal 2019. Please note that management’s discussion and analysis should be based on your GAAP results of operations. While you may supplement this with a discussion assuming revenue was recognized under ASC 605 in fiscal 2019, such discussion should not replace or be given greater prominence than your GAAP discussion. Please revise. Also, please clarify your current disclosures regarding the change in EMEA revenue. In this regard, you state such revenues were negatively impacted by the change in the pattern of revenue recognition from upon delivery in 2018 to ratable in 2019 under 605. If you are comparing revenue as if ASC 605 was applied during both periods, it is unclear why the pattern of recognition would have changed.

In response to the first part of the Staff’s comment, the Registrant has updated the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of operations” to disclose revenues for 2019 on an ASC 606 basis as well as the change from revenues earned in 2018 on an ASC 605 basis. In addition, the Registrant has updated the disclosure on page 88 to include a prominent description of the impact of the adoption of ASC 606 on 2019 annual results before discussing the comparison of revenue for 2018 and 2019 as if ASC 606 was not adopted.

In response to the second part of the Staff’s comment, the Registrant has revised the disclosure on page 90 to clarify the change in EMEA revenue.

10.                               In your discussion of subscription revenue and revenues from the Americas, you attribute your organic growth to the E365 program and updated offerings for your ProjectWise and civil design products. Please revise to further clarify the extent to which such growth was attributable to changes in price and/or volume. Also clarify how new versus existing customers contributed to such growth. Refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the first part of the Staff’s comment, the Registrant respectfully advises the Staff that, given the intertwined nature of pricing and volume within the Registrant’s subscription and license product offerings, the Registrant is unable to quantifiably assess the extent to which organic growth in the E365 program and updated offerings for the Registrant’s ProjectWise and civil design products were attributable to changes in price and/or volume.

In response to the second part of the Staff’s comment, the Registrant has revised the disclosure on page 89 to clarify how new versus existing customers contributed to such growth.

11.                               Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each factor should be described in quantified terms. For example, you state that revenue from EMEA was positively impacted by acquisitions, which was offset by a decrease in license revenue due to a change in the pattern of revenue recognition. You also attribute the increase in APAC revenues to improvements in organic growth and to a lesser extent the impact from acquisitions. Please revise accordingly. Refer to Section III.D of SEC Release No. 33-6835.

The Registrant has revised the disclosure on pages 90 and 91 to include additional detail regarding the contribution of certain factors to material changes in applicable line items.

Significant Judgments and Estimates

Fair Value of Common Stock, page 97

12.                               Please provide us with a breakdown of all equity-based awards granted since your most recent balance sheet date. To the extent there were any significant fluctuations in the fair value of your underlying common stock from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, continue to provide us with a breakdown of all equity-based awards granted subsequent to year end including the fair value of the underlying common stock used to determine the fair value of such awards.

With respect to the first part of the Staff’s comment, the Registrant respectfully advises the Staff the Registrant has not made any equity-based award grants since the Registrant’s most recent balance sheet date. With respect to the remainder of the Staff’s comment, the Company undertakes to provide the requested information.

Business, page 101

13.                               You disclose here and in the prospectus summary that you have relationships with the largest global infrastructure engineering firms, including 454 of the 2019 Engineering News Record (615) Top Design firms and 319 of the 2019 Bentley Infrastructure 500 Top Owners. Please provide further context regarding the nature of these relationships and explain whether these customers together represent a material portion of your revenue or are among the 88 accounts that have contributed over $1 million to your revenue.

The Registrant has revised the disclosure on pages 3 and 112 to disclose that the Registrant’s accounts include 90% of the 2019 Engineering News Record top 250 design firms and 64% of the 2019 Bentley Infrastructure 500 Top Owners, and to provide further context regarding the nature of its relationships with these firms by disclosing that accounts included within these groups represented 42% of total revenues for the year ended December 31, 2019.

Executive and Director Compensation

Employment Agreements, page 137

14.                               Please disclose the material terms of the intellectual property assignment agreements that you have with your executive officers. Please identify the executive officers who are parties to these agreements.

The Registrant has revised the disclosure on page 149 to disclose the material terms of the intellectual property assignment agreements and to clarify that all executive officers are party to such agreements.

Certain Relationships and Related Party Transactions

Our Relationship with Siemens AG, page 140

15.                               Please file your strategic collaboration agreement with Siemens, a principal shareholder of the company, or advise why you believe this agreement is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it does not view the strategic collaboration agreement with Siemens as material to the Registrant’s business in amount or significance under Item 601(b)(10)(ii)(A) of Regulation S-K. As disclosed in the Registration Statement, the strategic collaboration agreement provides a framework for the development, marketing, and distribution of agreed-upon software and development projects. However, the strategic collaboration agreement has not yet resulted in the development of any material software or other projects and the Registrant has not incurred any material costs under this agreement. In addition, over the past three years, amounts paid or payable by Siemens to the Registrant in connection with projects under the strategic collaboration agreement in the aggregate account for only approximately 10% of the aggregate payments received from or owed by Siemens over that period that are disclosed on page 154. The Registrant respectfully advises the Staff that it believes it has disclosed all information regarding the strategic collaboration agreement that is required by Item 404 of Regulation S-K. To the extent the strategic collaboration agreement becomes material to the Registrant, the Registrant undertakes to file the agreement as an exhibit to future registration statements or Exchange Act filings, as applicable.

Second Amended and Restated Stockholders Agreement, page 142

16.                               You disclose that upon the effectiveness of this registration statement, the provisions of the stockholders agreement will terminate. You also disclose that upon the effectiveness of this registration statement, you will amend and restate your stockholders agreement to eliminate certain provisions. Currently, it is unclear whether you intend to terminate the entire stockholders agreement upon effectiveness of this registration statement or whether you intend to only eliminate certain provisions. Please revise your disclosure to clarify this. To the extent, you will only eliminate certain provisions, please: (i) revise to clarify which provisions will remain in effect; (ii) disclose the material terms of the stockholders agreement in the prospectus summary or provide a cross-reference; and (iii) file a form of the amended and restated stockholders agreement that will be in effect upon the effectiveness of this registration statement.

The Registrant has revised the disclosure on page 155 to clarify that the stockholders agreement will be amended and restated in connection with this offering. The Registrant does not expect to be a party to the amended and restated stockholders agreement. The terms of the amended and restated stockholders agreement have not been finalized and therefore a description of the material terms of the amended and restated stockholders agreement will be included in a future pre-effective amendment to the Registration Statement. The Registrant has revised the disclosure on page 13 to provide a cross-reference to the summary of the amended and restated stockholders agreement.

As the Registrant does not expect to be a party to the amended and restated stockholders agreement, the Registrant respectfully advises the Staff that it does not believe it is required to file a form of the Third Amended and Restated Stockholders Agreement.

Plan of Distribution, page 160

17.                               Please clarify how the Current Reference Price will be calculated and disseminated under the Nasdaq Listing Rules. Clarify that the underlying purpose of the Current Reference Price is to effectively match anticipated supply with demand. For example, under clause (iii) of the definition, you state that, if certain conditions exist, the Current Reference Price may be set at “the entered price at which [the] Class B common stock will remain unexecuted in the cross.” It is not clear how this scenario would match supply with demand. Consider including an example or examples of how the Current Reference Price will be calculated to aid potential investors’ understanding of this process.

The Registrant respectfully advises the Staff that it is no longer contemplating a direct listing and has decided to pursue a firm commitment underwritten public offering. As a result, we respectfully believe the Staff’s comment is no longer applicable.

18.                               You disclose that you have engaged Goldman Sachs and BofA Securities as your financial advisors to advise and assist with respect to certain matters relating to your listing. You also note that these financial advisors will act as registered and active market makers. Please revise to summarize the responsibilities Goldman Sachs and BofA Securities have as your financial advisors and, separately, as registered and active market makers, including a discussion of the timing of these dual responsibilities.

The Registrant respectfully advises the Staff that it is no longer contemplating a direct listing and has decided to pursue a firm commitment underwritten public offering. As a result, we respectfully believe the Staff’s comment is no longer applicable.

19.                               Clarify what factors your financial advisor will consider before notifying the Nasdaq that the company’s Class B common stock is ready to trade and the Current Reference Price is calculated.

The Registrant respectfully advises the Staff that it is no longer contemplating a direct listing and has decided to pursue a firm commitment underwritten public offering. As a result, we respectfully believe the Staff’s comment is no longer applicable.

20.                               Clarify what factors your financial advisor will consider in determining whether there has been “sufficient price discovery” and “a reasonable amount of volume crosses on the opening trade.”

The Registrant respectfully advises the Staff that it is no longer contemplating a direct listing and has decided to pursue a firm commitment underwritten public offering. As a result, we respectfully believe the Staff’s comment is no longer applicable.

Where You Can Find More Information, page 162

21.                               You disclose that “[s]tatements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete” and that each statement in the prospectus relating to a contract or document filed as an exhibit is “qualified in all respects by the filed exhibit.” As you are responsible for the accuracy and completeness of the information in the registration statement, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise to remove language that disclaims the completeness of your prospectus disclosure.

The Registrant has revised the disclosure on page 177 to remove the language that disclaims the completeness of its prospectus disclosure.

Note 3: Revenue from Contracts with Customers

Nature of Products and Services, page F-19

22.                               Please revise to describe the performance obligations included in your ELS arrangements and specify when each obligation is satisfied. Refer to ASC 606-10-50-12. With regards to your E365 subscriptions, please explain further the terms of these arrangements and specifically address how usage is defined.

In response to the first part of the Staff’s comment regarding ELS arrangements, the Registrant has revised the disclosure on page F-20 to further describe the performance obligations included in its ELS arrangements and to specify when each obligation is satisfied.

In response to the second part of the Staff’s comment regarding E365 subscriptions, the Registrant has revised the disclosure on page F-20 to further explain the terms of these arrangements and address how usage is defined.

23.                               In your discussion regarding the impact of adopting ASC 606, you state that revenue from term-based software licenses is recognized upfront upon delivery; however, your disclosures on page 70 appear to indicate that revenue for your term license subscriptions is recognized annually, quarterly or monthly. Please describe further the terms of you annual term licenses, clarify the performance obligations included in such arrangements and specify the timing of revenue recognition for each. With regards to your quarterly term licenses, please clarify whether these arrangements include a license component. Also, tell us how usage is determined, when revenue is recognized for license usage and specifically address whether you estimate usage at the end of each reporting period to the extent actual information is not yet available. Refer to ASC 606-10-55-65.

In response to the first part of the Staff’s comment, the Registrant has revised the disclosure on pages 77 and F-21 to clarify the timing of revenue recognition for its annual, quarterly and monthly term license subscriptions.

In response to the second part of the Staff’s comment, the Registrant has revised the disclosure on page F-21 to further describe the terms of its annual term licenses, to clarify the performance obligations included in such arrangements and to specify the timing of revenue recognition for each such performance obligation.

In response to the third part of the Staff’s comment, the Registrant has revised the disclosure on page F-21 to clarify that each of its annual, quarterly and monthly term licenses include a license component.

In response to the last part of the Staff’s comment, the Registrant respectfully advises the Staff that usage is determined based on peak usage over the respective terms of quarterly and monthly term licenses. For usage-based quarterly and monthly term license subscriptions, revenues are recognized based upon usage incurred by the account. The Registrant has revised the disclosure on page F-21 to clarify each of these points. Except for a de minimis portion relating to license periods that do not align with fiscal period ends, the Registrant respectfully advises the Staff that revenue is recognized for quarterly and monthly term licenses based on actual usage rather than estimates.

Significant Judgements and Estimates, page F-21

24.                               Please tell us when revenue is recognized for the material rights included in your SELECT subscription arrangements. Clarify when such rights can be exercised, when they expire, and whether additional rights are recognized each time the subscription is renewed.

The Registrant respectfully advises the Staff that the Registrant recognizes revenue associated with the portfolio balancing feature in its SELECT subscription arrangements upon election of portfolio balancing by accounts or when the portfolio balancing right expires. The Registrant has revised the disclosure on page F-22 to explain this point and to clarify that such feature is available to accounts once per term and must be exercised prior to the respective renewal term and that the Registrant reestablishes the revenue deferral for such right at the beginning of the renewal term.

Disaggregation of Revenues, page F-22

25.                               Please disclose your basis for attributing revenues from external customer to individual countries. Also, to the extent that revenue from any one country is material, separately disclose the revenue related to such country. Refer to ASC 280-10-50-41(a).

The Registrant has revised the disclosure on page F-24 to clarify that revenue from  external customers is attributed to individual countries based upon the location of the customer and to separately disclose revenues related to the United States and the United Kingdom in accordance with ASC 280-10-50-41(a).

Note 13: Equity Awards and Instruments

Restricted Stock, page F-34

26.                               Please revise to describe the performance criteria for both your performance-based restricted stock awards and restricted stock units. Also, disclose the number of restricted stock units outstanding at each period end. Refer to ASC 718-10-50-1.

The Registrant has revised the disclosure on page F-37 to include a description of the performance criteria for the performance-based restricted stock awards and restricted stock units and to disclose the number of restricted stock units outstanding at each period end.

Note 14: Income Taxes, page F-37

27.                               Please tell us the authoritative accounting literature you relied upon in recording the tax benefit associated with the intercompany sales of certain intangible assets between your foreign subsidiaries and specifically address your consideration of ASC 740-10-25-3(e). Alternatively, to the extent you have early adopted ASU 2016-16, revise to include the transition disclosures required by ASC 740-10-65-5(d).

The Registrant respectfully advises the Staff that it early adopted ASU 2016-16 on January 1, 2018. The Registrant has revised the disclosure on page F-16 to indicate that it early adopted ASU 2016-16 and to include the transition disclosures required by ASC 740-10-65-5(d).

General

28.                               Please be advised that the Division of Trading and Markets has joined us in our review and may contact you with questions about your offering.

The Registrant acknowledges the Staff’s comment. As noted above, the Registrant respectfully advises the Staff that it is no longer contemplating a direct listing and has decided to pursue a firm commitment underwritten public offering.

Please call me at (212) 455-2812 if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
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David Edgar

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Gregory S. Bentley
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